UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 30, 2003

OR

☐ TRANSITIONAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______ to _____

Commission file number 1-1169

THE HOURLY PENSION INVESTMENT PLAN
(Full title of the plan)

THE TIMKEN COMPANY, 1835 Dueber Avenue, S.W., Canton, Ohio 44706
(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office)

Audited Financial Statements and Supplemental Schedules

The Hourly Pension Investment Plan

December 30, 2003 and 2002 and Year ended December 30, 2003
With Report of Independent Registered Public Accounting Firm

0403-0528677

The Hourly Pension Investment Plan

Audited Financial Statements and Supplemental Schedules

December 30, 2003 and 2002 and
Year ended December 30, 2003

Table of Contents

ERNST & YOUNG

Ernst & Young LLP
1300 Huntington Building
925 Euclid Avenue
Cleveland, Ohio 44115-1405

Phone: (216) 861-5000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Timken Company, Administrator of
The Hourly Pension Investment Plan

We have audited the accompanying statements of assets available for benefits of The Hourly Pension Investment Plan as of December 30, 2003 and 2002, and the related statement of changes in assets available for benefits for the year ended December 30, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 30, 2003 and 2002, and the changes in its assets available for benefits for the year ended December 30, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 30, 2003 and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

June 18, 2004

0403-0528677

The Hourly Pension Investment Plan

Statements of Assets Available for Benefits

	December 30	
	2003	**2002**
Assets		
Investments, at fair value	**$ 79,067,998**	$ 65,248,123
Receivables:		
Contribution receivable from participants	**200,078**	346,679
Contribution receivable from The Timken Company	**346,859**	218,875
Accrued income	**5,187**	5,247
Total receivables	**552,124**	570,801
Cash	**249**	27,745
Assets available for benefits	**$ 79,620,371**	$ 65,846,669

See accompanying notes.

The Hourly Pension Investment Plan

Statement of Changes in Assets Available for Benefits

Year ended December 30, 2003

Additions	
Investment income:	
Net appreciation in fair value of investments	**$ 7,991,764**
Interest and dividends	**1,421,131**
	9,412,895
Contributions:	
Participants	**4,590,673**
The Timken Company	**2,868,766**
	7,459,439
Total additions	**16,872,334**
Deductions	
Benefits paid directly to participants	**3,098,632**
Total deductions	**3,098,632**
Net increase	**13,773,702**
Assets available for benefits:	
Beginning of year	**65,846,669**
End of year	**$ 79,620,371**

See accompanying notes.

1. Description of the Plan

The following description of The Hourly Pension Investment Plan (the Plan) provides only general information. Participants should refer to their *Compensation and Benefits* handbook for a more complete description of the Plan's provisions. Copies of the handbook are available from The Timken Company (the Plan Administrator), and its wholly owned subsidiary, Latrobe Steel Company (collectively referred to as the Company).

General

The Plan is a defined contribution plan covering certain non-bargaining hourly employees of the Company's manufacturing facilities in the United States. Certain non-bargaining employees located in the Bucyrus, Ohio facility become eligible to participate in the Plan the first full pay period after completing one full calendar month of full-time service. Non-bargaining employees located in the Lincolnton, North Carolina and Gaffney, South Carolina facilities become eligible the first full pay period after completing three calendar months of full-time service. Non-bargaining employees of Koncor Industries of Timken Latrobe Steel become eligible the first full pay period after completing 90 calendar days of full-time service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Under the provisions of the Plan, participants may elect to contribute up to 15% of their gross earnings directly to the Plan subject to IRS limitations. Participants may also rollover amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company matches Bucyrus, Ohio non-bargaining employee contributions at an amount equal to 35% and 30% of the first 5% of participant's gross earnings as of December 30, 2003 and 2002, respectively. The Company matches Koncor Industries non-bargaining employee contributions at an amount equal to 80% of the first 5% of participant's gross earnings. The Company matches Lincolnton, North Carolina and Gaffney, South Carolina non-bargaining hourly employee contributions at an amount equal to 80% of the first 5% of the participant's gross earnings and 20% of the excess of 5% up to the next 3% of the participants gross earnings. In addition, the Company makes a Base Contribution equal to 1% of wages on a quarterly basis to the account of all employees eligible to participate in the Plan.

1. Description of the Plan (continued)

Upon enrollment, a participant must direct the percentage of his or her contribution to be invested in each fund in increments of 5%. All Company contributions are made in Timken common shares. Participants are not allowed to direct the investment of the Company's matching contributions and Base Contributions made in Timken common shares until reaching the age of 55, 30 years of service, or upon retirement. Participants have access to their account information and the ability to make account transfers and contribution changes daily through an automated telecommunications system and through the Internet.

The Timken Company Common Stock Fund is segregated into two components—the Employee Stock Ownership Plan, or Timken ESOP, and the Timken Stock Fund. The ESOP contains all shares held in the Timken Company Common Stock Fund at December 30, 2001. Beginning December 31, 2001, Company and participant contributions are made to the Timken Stock Fund. At the end of each plan year, all contributions, reinvested dividends, and any market gains or losses in the Timken Stock Fund are then transferred into the Timken ESOP. Participants may elect to have their dividends in the Timken ESOP distributed to them in cash rather than automatically reinvested in Timken common shares.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings, and is charged administrative expenses, as appropriate. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Vesting

Participants are immediately vested in both their contributions and the Company's contributions plus actual earnings thereon.

1. Description of the Plan (continued)

Participant Notes Receivable

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan terms generally cannot exceed five years for general purpose loans and 30 years for residential loans. The loans are secured by the balance in the participant's account and bear interest at an interest rate of 1% in excess of the prime rate, as published the first business day of each month in the Wall Street Journal. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

On termination of service, a participant may leave his or her assets in the Plan until age 70½, receive a lump-sum amount equal to the balance of his or her account, or elect to receive installment payments over a period of time not to exceed his or her life expectancy.

Transfers Between Plans

Certain participants who change job positions within the Company and, as a result, are covered under a different defined contribution plan offered by the Company may be eligible to transfer his or her account balance between plans.

Plan Termination

Although it has not expressed any interest to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the Trustee shall distribute to each participant the amount standing to his or her credit in his or her separate account.

2. Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. American Express Trust Company (the Trustee) maintains a collective investment trust of Timken common shares in which the Company's defined contribution plans participate on a unit basis. Timken common shares are traded on a national securities exchange and participation units in the Timken Company Common Stock Fund are valued at the last reported sales price on the last business day of the Plan year. The valuation per unit of the Timken Company Common Stock Fund was $11.26 and $10.67 at December 30, 2003 and 2002, respectively.

The participation units owned by the Plan in the Trustee collective trust funds and mutual funds are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. The participant notes receivable are valued at their outstanding balances, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications

Certain amounts in the prior year Statement of Assets Available for Benefits have been reclassified to conform to the current year presentation.

3. Investments

During 2003, the Plan's investments (including investments purchased, sold, as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

	Net Appreciation in Fair Value of Investments
Timken common shares	$ 2,641,965
Mutual funds	1,247,370
Collective trust funds	4,102,429
	$ 7,991,764

Investments that represent 5% or more of fair value of the Plan's net assets are as follows:

	2003	2002
Timken Company Common Stock Fund*	$ 40,441,259	$ 34,623,807
AXP New Dimensions Fund	5,334,187	3,871,515
American Express Trust U. S. Government Securities Fund I	4,988,642	4,546,659
American Express Trust Equity Index Base Fund	15,752,172	11,582,344
Participant notes receivable	5,161,199	4,865,374

* Nonparticipant-directed

4. Nonparticipant-Directed Investments

Information about the assets and the significant components of changes in assets related to the nonparticipant-directed investment is as follows:

	December 30	
	2003	**2002**
Investments, at fair value:		
Timken Company Common Stock Fund	**$ 40,441,259**	$ 34,623,807
Receivables:		
Participants and Company contributions receivable	**400,641**	410,810
	$ 40,841,900	$ 35,034,617

	Year ended December 30, 2003
Change in assets:	
Net appreciation in fair value of investments	**$ 2,641,965**
Dividends	**1,002,192**
Participants and Company contributions	**4,162,088**
Benefits paid directly to participants	**(921,762)**
Transfers to participant directed accounts	**(1,077,200)**
	$ 5,807,283

5. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of assets available for benefits.

6. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated April 3, 2003 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

7. Related-Party Transactions

The following is a summary of transactions of Timken common shares for the year ended December 30, 2003:

	Shares	Dollars
Purchased	**478,917**	**$ 8,006,395**
Issued to participants for payment of benefits	**49,758**	**850,017**
Dividends received		**1,002,192**

Benefits paid to participants include payments made in Timken common shares valued at quoted market prices at the date of distribution.

Certain legal and accounting fees and certain administrative expenses relating to the maintenance of participant records are paid by the Company. Fees paid during the year for services rendered by parties-in-interest were based on customary and reasonable rates for such services.

The Hourly Pension Investment Plan

EIN: 34-0577130 Plan Number: 016

Schedule H, line 4i—Schedule of Assets
(Held at End of Year)

December 30, 2003

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Par or Maturity Value	Cost	Current Value
Timken Company Common Stock Fund*(A)	3,591,586 units	$ 34,614,746	$ 40,441,259
AXP New Dimensions Fund*	223,656 units		5,334,187
Templeton Foreign Fund	129,299 units		1,369,278
American Express Trust:*			
U.S. Government Securities Fund I	4,988,642 units		4,988,642
Bond Fund	33,447 units		2,476,759
Short-Term Horizon (25:75) Fund	11,206 units		214,682
Medium-Term Horizon (50:50) Fund	71,709 units		1,656,978
Long-Term Horizon (80:20) Fund	6,806 units		160,769
Small Cap Equity Index Fund II	89,567 units		1,512,073
Equity Index Base Fund	454,123 units		15,752,172
Participant notes receivable*	Interest rates ranging from 5.00% to 11.00%		5,161,199
Total investments			$ 79,067,998

*Indicates party-in-interest to the Plan.

(A) Nonparticipant-directed investment.

Note: Cost information is only required for nonparticipant-directed investments.

The Hourly Pension Investment Plan

EIN: 34-0577130 Plan Number: 016

Schedule H, line 4j—Schedule of Reportable Transactions

Year ended December 30, 2003

Identity of Party Involved	Description of Assets	Purchase Price	Selling Price	Expenses Incurred with Transaction (A)	Cost of Asset	Current Value of Asset on Transaction Date (B)	Net Gain or (Loss)
Category (iii)—Series of Transactions in a Security in Excess of 5% of the Current Value of Plan Assets							
The Timken Company*(C)	Timken common shares						
	178 purchases aggregating 478,917 shares	$ 8,006,395			$ 8,006,395		
	273 sales aggregating 284,136 shares		$ 4,839,531		7,112,331		$ (2,272,800)

* Indicates party-in-interest to the Plan.

(A) Commissions, taxes, and other expenses incurred with the transaction are capitalized on purchases and charged against proceeds on sales.

(B) Current value at the date of purchase or sale equals the transaction price.

(C) Nonparticipant-directed investment.

There were no category (i), (ii), or (iv) transactions during 2003.

0403-0528677

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE HOURLY PENSION INVESTMENT PLAN

Date: June 25, 2004

By: [signature]
Scott A. Scherff
Corporate Secretary and
Assistant General Counsel

CLI-1201307v1

EXHIBIT INDEX

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
23	Consent of Ernst & Young LLP

Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-108840) pertaining to The Hourly Pension Investment Plan of The Timken Company of our report dated June 18, 2004, with respect to the financial statements and schedules of The Hourly Pension Investment Plan included in this Annual Report (Form 11-K) for the year ended December 30, 2003.

Ernst & Young LLP

ERNST & YOUNG LLP

Cleveland, Ohio
June 22, 2004